

DALLAS COUNTY
COUNTY CLERK
JOHN F. WARREN

Date: 7/2/2014   Case #: M7802752G

To Whom It May Concern:

Thank you for your recent request for copies from the Dallas County Clerk Records Department.

Please be advised that Class A and B criminal case jackets prior to 1995 have been destroyed in accordance with Local Government code 202.003. We apologize for any inconvenience this may cause.

As the goal of the Dallas County Clerk is to provide superior customer service, we have included this letter along with a computer printout of the case disposition as it appears in our criminal database.

If additional information or clarification is required, please feel free to contact our office at the number listed below.

Thanks,

Dallas County Clerk
Criminal Records Supervisor

JUDICIAL INFORMATION

A010-020-030-040   FILE DATE 042778

DEF NAME ROSS_SUSAN_K_____ RACE W SEX F DOB ▮▮▮▮▮ AGE 54

DEF ADR1 _____ AC ___ PH _____ SS __ __ ____

DEF CITY _____ ST __ ZIP _____ DLNUM _____ DLST __

OFF THEFT_____ DT _____ TYP/CL M _ GOC/CAT _ _ CODE TH000000

COMT _____ SID NUM _____ OF AMT _____

COMPLAINANT _____ TAPE # _____ ARREST DATE _____

JUV STAT _ REPEAT OFFENDER _ CAREER OFFENDER _ ORIG-LOC _____ CURR-LOC _

FILING AGENCY _____ SER/CAS NO _____ ARREST NUM _____

LAI NUM _____ AIS/DSO NO _____ BOOKIN NUM _____

JP FILE DATE _____ JP CASE ID _____ JP COURT ID __ FED _ EVH _ AFF _

MAGISTRATE DATE _____ MAGIS COURT __ MAGIS JUDGE _____ BOUND OVER _

EXAM TRIAL DATE _____ EXAM COURT __ EXAM JUDGE _____ IND METH CAI

GJ/H/R DT _____ GJ# _____ GJ/W/FILE 042778 GJ DS X DA DSP _ ACC _ REAS _

DA DISPOS DATE _____ MISDEMEANOR REDUCTION _ SENTENCE PROBATED _

JUDCL CASE ID M-7802752G GJ CT __ PROS STAT _ ____ PROS NAME _____

COURT ASSIGNED TO MG DATE ASSIGNED 042778 ASSIGNED BY M REASON M

PRECEEDING DA CASE ID _____ SUCCEEDING DA CASE ID _____

TRN _____ TRS _____ WARRANT STATUS _ STATE OFF CD _____

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```
¢JI68        DA CASE ID M-7802752G        JUDCL CASE ID M-7802752G

             A010 DEF NAME ROSS SU        C010 DEF NAME ROSS SU

                          DISPOSITION

  C020-01-02                                        CT DISP NO 02

VERDICT DATE 091578  BY JG  DISP PGBC  TC __  DISM TYP ____  VOL 003  PAGE 0057

SENTENCE DATE _____  BY JG  TO _ YEARS ____  MTHS ____  DAYS ____  HOURS ____

SENTENCE TO BEGIN _____  SENTENCE VOL ___  PAGE ____  DISCHARGE N TYPE _ NUM __

PROBATED SENTENCE TO J YEARS ____  MONTHS ____  DAYS __30      MULT SENT __

PROBATED FOR  YEARS __1  MONTHS ____  DAYS ____  PROBATION START DATE _____

SPEC COND 1 __ _____ FOR ___ _  2 __ _____ FOR ___ _

FINE CODE N  AMT ____150.00  COST CODE N  AMT ___53.00   PAYMENT DUE 102578

                     REDUCED/ENHANCED CHARGE

DESC _____ COMT _____ TYP/CL __ _ GOC _

           COUNTY CODE _____      STATE CODE _____

PROBATION REVOCATION FILE DATE _____  WARRANT ISSUED DATE _____

DISPOSITION COMMENT _____  __

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DISPOSITION CODES

JCJP	Plea of not guilty, found guilty by the Jury and sentenced by the Jury	REVD	Revocation motion denied
JCJG	Plea of not guilty, found guilty by the Jury and sentenced by the Judge	REVW	Revocation motion withdrawn and probation discharge
TBCT	Plea of not guilty, found guilty by the Judge and sentenced by the Judge	REVC	Revocation motion withdrawn and probation continued or amended
TBCI	Plea of not guilty, found innocent by the Judge	PRCS	Probation reduced and case set aside
INST	Instructed verdict, found innocent of charge	REVK	Probation Revoked
INN	Plea of not guilty, found innocent by the Jury	RVRD	Probation revoked and sentence reduced
NFWA	Plea of not guilty, found innocent of charge because no fact witness appearing for probation	RVSP	Non-Adjudicated Probation revoked and sentenced to straight probation
PGBC	Agreed plea of guilty before the court	JGSA	Judgment set aside
PGJG	Open plea of guilty before the court	PROC	Procedendo
NAOG	Non-Adjudication of guilt(Deferred Probation)	BTCP	Probation following boot camp incarceration
NAJG	Non-Adjudication of guilt(Open Plea)	SHBP	Shock Probation
DISM	Charge Dismissed	Occupational Driver's License Cases	
QUAS	Suppressed or extinguished before case goes to trial	ODLA	Driver's license amended
HUNG	Jury Hung on verdict	ODLD	Driver's license denied
SHPB	Shock Probation	ODLG	Driver's license granted
MIST	Mistrial	Court of Record Cases	
TRAN	Transferred to another County/District Court	CRTC	This method is used to signify a court of record
MISC	Felony case transferred to a County Criminal Court	CRTA	Affirmed